THE KROGER CO.

1014 VINE STREET   •   CINCINNATI, OHIO  45202-1100

PAUL W. HELDMAN EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL	513-762-4421 FAX 513-762-4935 FAX 513-762-4554

December 11, 2008

VIA EDGAR CORRESPONDENCE

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	The Kroger Co.
Form 10-K for Fiscal Year Ended February 2, 2008, filed April 1, 2008
Definitive Proxy Statement on Schedule 14A, filed May 15, 2008,
File No. 001-00303

Dear Mr. Owings:

The Kroger Co. submits this letter in response to the follow up comments from the Staff of the Division of Corporation Finance of the SEC, received by letter dated October 16, 2008 relating to the above referenced definitive proxy statement.  Set forth below are the Staff’s comments followed by our responses.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 15

1.               We note your response to comment 3 in our letter dated July 31, 2008.  As requested in our initial letter, please provide us with your intended disclosure for future filings that discusses the key considerations of individual performance.

Company Response:

Our compensation programs are not structured and do not operate in a manner that would typically allow the Company to isolate or identify the specific weighting given to an element of individual performance or the effect of that assessment on a specific element of compensation.  In addition, as disclosed in the proxy statement, assessments of individual performance are only one factor taken into account in the subjective process of determining salary, with factors such as tenure, internal pay equity and peer group compensation also being evaluated.  Accordingly, we will revise the disclosures on pages 18 and 21 to more clearly state that the Committee’s assessment of individual performance for purposes of setting salary and equity awards involves subjective qualitative assessments, and that the CEO’s individual performance assessments that affect his recommendations to the Committee likewise are subjective.  We expect this disclosure would read substantially as follows, assuming that the Committee does not change this aspect of its processes:

In establishing NEO salary compensation, the Compensation Committee, in the case of the CEO, and the CEO, in the case of the other NEOs, subjectively determines, without the use of performance targets, individual performance in the following areas:

•  leadership;

•  contribution to officer group;

•  achievement of established objectives, to the extent applicable;

•  decision-making abilities;

•  performance of the areas or groups directly reporting to the officer;

•  increased responsibilities;

•  strategic thinking; and

•  furtherance of Kroger’s core values.

When a specific factor (such as achievement of a specific goal or performance of a group reporting to the executive) can be identified as having had a material effect on those decisions, we will also disclose that factor and its effect on compensation.  The Committee and CEO did not identify any specific individual performance elements as material considerations for compensation reported in our 2008 proxy statement, and have not identified any such factors with respect to compensation decisions made to date for 2009 compensation, and therefore we are not in a position to provide sample disclosure.

2.               We note your response to comment 4 in our letter dated July 31, 2008.  Please describe the types of qualitative factors the compensation committee considers.  Please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the metrics would cause you competitive harm.  For example, please describe in detail which portions of bonuses are tied to the Customer 1st plan.  Also describe how precise performance of the company against specific measures of the Customer 1st plan could “guide competitors to their own strategies to target these areas to the detriment of” you and your shareholders.

Company Response:

The compensation committee’s discretion to take into account qualitative factors in determining final bonus compensation was discussed on page 19 of the 2008 proxy statement.  Its discretion to adjust bonuses downward is not subject to a limitation on the types of qualitative factors that can be taken into account.  As also disclosed on page 19 of the 2008 proxy statement, the committee also retains discretion to adjust targets under the bonus program in cases of unusual or extraordinary circumstances.  For example, in setting the annual cash bonus payout for 2007, and as disclosed at page 19 of the proxy statement, the Committee and the board considered the effect of labor unrest at a Kentucky distribution center and adjusted the bonus payout to exclude that effect.  The Committee and the board concluded that to do otherwise would create a financial disincentive to taking action that management believes is in the best interests of the Company and its shareholders.  The Committee and the board may consider other factors, in their discretion, that could result in bonus payouts that differ from those based solely on quantitative factors.  To the extent that any 2008 bonus payouts are adjusted as a result of qualitative factors, the Company will disclose that fact and the qualitative factors considered.

The analysis that you have requested regarding metrics has been omitted from this letter and is being furnished separately to the Staff on a supplemental basis with confidential treatment requested pursuant to 17 C.F.R. § 200.83 for certain portions thereof.

The Company acknowledges:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at
513-762-4421.

Sincerely,

/s/ Paul Heldman

cc:	Ronald E. Alper, Staff Attorney
Ellie Bavaria, Special Counsel

David B. Dillon
J. Michael Schlotman
M. Elizabeth Van Oflen
Bruce M. Gack
Christine S. Wheatley